Morgan, Lewis & Bockius LLP
One Federal Street
Boston, Massachusetts 02110

January 13, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Aquila Funds Trust
Post-Effective Amendment No. 42 to Registration Statement on Form N-1A
(File Nos. 2-79722 and 811-3578)

Ladies and Gentlemen:

On behalf of Aquila Funds Trust, a Massachusetts business trust (the “Registrant”), we are hereby filing Post-Effective Amendment No. 42 to the registration statement on Form N-1A for the Registrant (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), relating to Aquila Three Peaks High Income Fund and Aquila Three Peaks Opportunity Growth Fund (each, a “Fund”), each a series of the Registrant.

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act solely for the purpose of establishing Class T Shares and Class F Shares as new classes of shares of each Fund.  Accordingly, the Registrant requests that the Staff, in reviewing the Prospectus and Statement of Additional Information contained in the Amendment, use the selective review procedure set forth in Investment Company Act Release No. 13768 (February 15, 1984) in processing the Amendment.

The most recent filings with respect to the Funds reviewed by the Staff (the “Previous Filings”) are: (i) a post-effective amendment to the Registrant’s registration statement with respect to Aquila Three Peaks Opportunity Growth Fund that was filed on May 9, 2013 (Accession No. 0000707800-13-000038); and (ii) a post-effective amendment to the Registrant’s registration statement with respect to Aquila Three Peaks High Income Fund that was filed on February 18, 2014 (Accession No. 0000707800-14-000010).  The Fund responded to the Staff’s comments with respect to the Previous Filings.

The material changes made in the Amendment from the Previous Filings relate to the establishment of Class T Shares and Class F Shares for each Fund.  In connection with the Registrant’s request for selective review, the Registrant notes that the following sections of the Prospectus contain references to Class T Shares and/or Class F:  (i) Front and Back Covers; (ii) Fees and Expenses of the Fund (in the Fund Summary for each Fund); (iii) Fund Performance (in the Fund Summary for each Fund); (iv) Purchase and Sale of Fund Shares (in the Fund Summary for each Fund); (v) Purchases; (vi) Redeeming an Investment; (vii) Alternative Purchase Plans; (viii) Dividends and Distributions; (ix) Financial Highlights and (x) Broker-Defined Sales Charge Waiver Policies. The Registrant notes that the following sections of the Statement of Additional Information contain references to Class T Shares and/or Class F: (i) Front Cover; (ii) Underwriting Commissions; (iii) Distribution Plan; (iv) Capital Stock; and (v) Purchase, Redemption and Pricing of Shares.

The Registrant notes that the Amendment also is intended to serve as a Template filing for the establishment of Class T Shares and Class F Shares by other funds in the Aquila Group of Funds complex.  In conjunction with the Amendment, Aquila Municipal Trust, The Cascades Trust and Hawaiian-Tax Free Trust are filing a request for Rule 485(b)(1)(vii) relief with respect to replicate filings each such registrant intends to file following Staff review of the Amendment.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz